UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

XChange TEC.INC

(Name of Issuer)

Class A ordinary shares, par value $0.0000001 per share

(Title of Class of Securities)

G7308L100**

(CUSIP Number)

Yong Zhang
c/o Start Chambers, Wickham’s Cay II, P. O. Box 2221

Road Town, Tortola

British Virgin Islands
Telephone: +86-021-33834262

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 24, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**	This CUSIP number applies to the Class A ordinary shares, par value $0.0000001 per share (“Class A Ordinary Shares”), of XChange TEC.INC (the “Issuer”). CUSIP number 74738J300 applies to the American Depositary Shares (“ADSs”) of the Issuer, each representing 600,000 Class A Ordinary Shares.

CUSIP No: G7308L100

1.	Names of reporting persons Golden Stream Ltd.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization The British Virgin Islands

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 6,392,789,000,000[1]
	8.	Shared voting power 0
	9.	Sole dispositive power 6,392,789,000,000[1]
	10.	Shared dispositive power 0

11.	Aggregate amount beneficially owned by each reporting person 6,392,789,000,000[1]
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 8.04%[2]
14.	Type of reporting person (see instructions) CO

1.	Represents 6,392,789,000,000 Class B ordinary shares, par value $0.0000001 per share (“Class B Ordinary Shares”) (the “Shares”) directly held by Golden Stream Ltd. (“Golden Stream”). Mr. Yong Zhang is the current sole shareholder and sole director of Golden Stream. As disclosed in the Schedule 13D filed by Golden Stream on November 25, 2022, as of such date Golden Stream held 2,500,000,000 Class B Ordinary Shares, par value $0.00001 per share, which became 250,000,000,000 Class B Ordinary Shares, par value $0.0000001 per share, effective September 18, 2023 as a result of the share subdivision. On June 6, 2024, the Issuer adopted an equity incentive plan (the “2024 Plan”) and issued thereunder 6,142,789,000,000 Class B Ordinary Shares to Golden Stream, pursuant to which Golden Stream owns a total of 6,392,789,000,000 Class B Ordinary Shares. On October 24, 2024, Mr. Yong Zhang purchased from Mr. Chengcai Qu, the then sole shareholder and sole director of Golden Stream, all issued and outstanding ordinary shares held by Mr. Qu in Golden Stream. Golden Stream holds the Shares underlying the share-based awards pursuant to the 2024 Plan) and will act upon the instructions of a senior management committee of the Issuer consisting of Yong Zhang and Jiaxing Chang determined on a unanimous basis in relation to the voting and, prior to the vesting of the Shares to the relevant grantee of the share-based awards the Company may grant under the 2024 Plan, the disposition of the Shares. According to the Fourth Amended and Restated Articles of the Issuer, each Class B ordinary share is convertible into one (1) Class A ordinary share (the Class A ordinary shares and Class B Ordinary Shares, together as the “Ordinary Shares”) at any time by the holder thereof.

2.	This percentage is calculated using 79,510,681,046,400 Ordinary Shares as the denominator, which is the sum of total 73,117,892,046,400 Class A Ordinary Shares and 6,392,789,000,000 Class B ordinary shares outstanding as of September 27, 2024, as derived from the Issuer’s corporate records. Each of the Issuer’s Class B Ordinary Shares has 10 votes per share, and each of the Issuer’s Class A Ordinary Shares has 1 vote per share. As such, Golden Stream Ltd. has 46.65% of the Issuer’s total voting power.

CUSIP No: G7308L100

1.	Names of reporting persons Yong Zhang
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization The People’s Republic of China

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 6,392,789,000,000[1]
	8.	Shared voting power 0
	9.	Sole dispositive power 6,392,789,000,000[1]
	10.	Shared dispositive power 0

11.	Aggregate amount beneficially owned by each reporting person 6,392,789,000,000[1]
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 8.04%[2]
14.	Type of reporting person (see instructions) IN

1.	Represents 6,392,789,000,000 Class B Ordinary Shares directly held by Golden Stream. Mr. Yong Zhang is the current sole shareholder and sole director of Golden Stream. Refer to footnote 1 at page 2 above for more information.

2.	This percentage is calculated using 79,510,681,046,400 Ordinary Shares as the denominator, which is the sum of total 73,117,892,046,400 Class A Ordinary Shares and 6,392,789,000,000 Class B Ordinary Shares outstanding as of September 27, 2024, as derived from the Issuer’s corporate records. Each of the Issuer’s Class B Ordinary Shares has 10 votes per share, and each of the Issuer’s Class A Ordinary Shares has 1 vote per share. As such, Golden Stream Ltd. has 46.65% of the Issuer’s total voting power.

Item 1. Security and Issuer

This Statement on Schedule 13D relates to the Class A Ordinary Shares, par value US$0.0000001 per share of XChange TEC.INC (the “Issuer”). The principal executive office of the Issuer is located at Room 1610 No.801, Building 1, 1136 Xinzha Road JingAn District, Shanghai, 200041, People’s Republic of China.

Item 2. Identity and Background

(a) This Statement on Schedule 13D is jointly filed by the following persons (the “Reporting Persons”): Golden Stream Ltd., a company limited by shares incorporated in the British Virgin Islands, and Mr. Yong Zhang, a citizen of the People’s Republic of China.

(b) Business address and address of principal office of the Reporting Persons:

For Golden Stream Ltd.:

Start Chambers, Wickham’s Cay II, P. O. Box 2221, Road Town, Tortola, British Virgin Islands.

For Yong Zhang:

No. 3, Nanjiu Lane, East Zhangjiazhuang Village, Dalu Village Town, Ningjin County, Xingtai City, Hebei Province, China.

(c) Golden Stream Ltd. is an investment holding company, and Mr. Yong Zhang is its sole shareholder and sole director.

(d) Neither of the Reporting Persons, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither of the Reporting Persons, during the last five years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

In November 2022, Golden Stream paid US$25,000 from its shareholder contribution to purchase the 2,500,000,000 Class B Ordinary Shares of the Issuer (which became 250,000,000,000 Class B Ordinary Shares effective September 18, 2023, par value $0.0000001 per share, as a result of the share subdivision) at a par value of US$0.00001 each.

In June 2024, Golden Stream paid US$614,278.90 to purchase 6,142,789,000,000 Class B Ordinary Shares of the Issuer at a par value of US$0.0000001 each.

Item 4. Purpose of Transaction

The information set forth in Items 3 and 6 is hereby incorporated by reference in this Item 4.

On June 6, 2024, the Issuer adopted the 2024 Plan and issued thereunder 6,142,789,000,000 Class B Ordinary Shares to Golden Stream. On October 24, 2024, Mr. Yong Zhang purchased from Mr. Chengcai Qu, the then sole shareholder and sole director of Golden Stream, all issued and outstanding ordinary shares held by Mr. Qu in Golden Stream. Golden Stream is holding the Class B Ordinary Shares underlying the share-based awards pursuant to the 2024 Plan and will act upon the instructions of a senior management committee of the Issuer consisting of Yong Zhang and Jiaxing Chang determined on a unanimous basis in relation to the voting and, prior to the vesting of the Shares to the relevant grantee of the share-based awards the Company may grant under the 2024 Plan, the disposition of the Shares. According to the Fourth Amended and Restated Articles of the Issuer, each Class B ordinary share is convertible into one (1) Class A ordinary share at any time by the holder thereof.

Although the Reporting Persons have no present intention to acquire additional securities of the Issuer, they intend to review their investment on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (i) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by them in the open market, in privately negotiated transactions or otherwise or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results specified in clauses (a) through (j) of Item 4 of Schedule 13D under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that they would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to such Reporting Persons; changes in law and government regulations; general economic conditions; and liquidity and stock market conditions, including the market price of the securities of the Issuer.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to, or that would result in, any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D under the Exchange Act.

Item 5. Interest in Securities of the Issuer

(a) and (b):

The responses of each Reporting Person to Rows (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5. The Reporting Persons disclaim membership in any “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with any person other than the Reporting Persons.

The percentage is calculated using 79,510,681,046,400 Ordinary Shares as the denominator, which is the sum of total 73,117,892,046,400 Class A Ordinary Shares and 6,392,789,000,000 Class B ordinary shares outstanding as of September 27, 2024, as derived from the Issuer’s corporate records. Each of the Issuer’s Class B Ordinary Shares has 10 votes per share, and each of the Issuer’s Class A Ordinary Shares has 1 vote per share. As such, Golden Stream Ltd. has 46.65% of the Issuer’s total voting power.

(c) Other than as described in Items 3 and 4 above, there have been no transactions in the class of securities reported on that were effected during the past sixty days by the Reporting Persons.

(d) Golden Stream holds the Class B Ordinary Shares underlying the share-based awards pursuant to the 2024 Plan and will act upon the instructions of a senior management committee of the Issuer consisting of Yong Zhang and Jiaxing Chang determined on a unanimous basis in relation to the voting and, prior to the vesting of the Shares to the relevant grantee of the share-based awards the Company may grant under the 2024 Plan, the disposition of the Shares.

Upon vesting of the Shares, subject to any applicable provisions in the relevant award agreement, the grantee of the share-based awards will have the right to instruct Golden Stream on the disposition of the Shares, and to receive dividends, distributions, and the net proceeds from the disposition of the Shares, after deduction of the applicable withholding and other taxes.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described in Items 1 through 7 of this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except for standard default and similar provisions contained in loan agreements.

Item 7. Material to be Filed as Exhibits

Exhibit Number	Title
99.1	Agreement in relation to the ESOP Shares, dated October 24, 2024, among Golden Stream Ltd., Yong Zhang (as the sole shareholder of Golden Stream Ltd.), and Yong Zhang and Jiaxing Chang.
99.2	Joint Filling Agreement, dated October 28, 2024.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: October 29, 2024

Golden Stream Ltd.

By:	/s/ Yong Zhang
Name:	Yong Zhang
Title:	Director

Yong Zhang

By:	/s/ Yong Zhang